SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                               LOYALTYPOINT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54908P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               RICHARD ZAMBOLDI
                                ACCEL PARTNERS
                             428 UNIVERSITY AVENUE
                             PALO ALTO, CA  94301
                                 (650) 614-4800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   08/13/2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    ACCEL INVESTORS '99 L.P.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    DELAWARE
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        2,858,329 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY ACCEL INVESTORS '99 L.P. ("AI99"). JAMES W. BREYER ("BREYER"), ARTHUR C. PATTERSON ("PATTERSON"), JAMES R. SWARTZ ("SWARTZ"), J. PETER WAGNER ("WAGNER") AND THERESIA G. RANZETTA ("RANZETTA") ARE THE GENERAL PARTNERS OF AI99 AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (8) Shared voting power:
        SEE RESPONSE TO ITEM 7.

    (9) Sole dispositive power:
        2,858,329 SHARES, ALL OF WHICH ARE OWNED DIRECTLY BY AI99. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE THE GENERAL PARTNERS OF AI99 AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

    (10) Shared dispositive power:
         SEE RESPONSE TO ITEM 9.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     2,858,329 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     2.2%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 2 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    ACCEL INTERNET FUND III ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    DELAWARE
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        4,986,195 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY ACCEL INTERNET FUND III L.P. ("AIF3"). ACCEL INTERNET FUND III ASSOCIATES L.L.C. ("AIF3A") IS THE GENERAL PARTNER OF AIF3 AND MAY BE DEEMED TO HAVE SOLE POWER TO VOTE THE SHARES. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE THE MANAGING MEMBERS OF AIF3A AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (8) Shared voting power:
        SEE RESPONSE TO ITEM 7.

    (9) Sole dispositive power:
        4,986,195 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY AIF3. AIF3A IS THE GENERAL PARTNER OF AIF3 AND MAY BE DEEMED TO HAVE SOLE POWER TO DISPOSE OF THE SHARES. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE THE MANAGING MEMBERS OF AIF3A AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

    (10) Shared dispositive power:
         SEE RESPONSE TO ITEM 9.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     4,986,195 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     3.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

Page 3 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    ACCEL INTERNET FUND III L.P.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    DELAWARE
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        4,986,195 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY AIF3. AIF3A IS THE GENERAL PARTNER OF AIF3 AND MAY BE DEEMED TO HAVE SOLE POWER TO VOTE THE SHARES. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE THE MANAGING MEMBERS OF AIF3A AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (8) Shared voting power:
        SEE RESPONSE TO ITEM 7.

    (9) Sole dispositive power:
        4,986,195 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY AIF3. AIF3A IS THE GENERAL PARTNER OF AIF3 AND MAY BE DEEMED TO HAVE SOLE POWER TO DISPOSE OF THE SHARES. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE THE MANAGING MEMBERS OF AIF3A AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

    (10) Shared dispositive power:
         SEE RESPONSE TO ITEM 9.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     4,986,195 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     3.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 4 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    ACCEL VII ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    DELAWARE
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        23,914,683 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY ACCEL VII L.P. ("A7"). ACCEL VII ASSOCIATES L.L.C. ("A7A") IS THE GENERAL PARTNER OF A7 AND MAY BE DEEMED TO HAVE SOLE POWER TO VOTE THE SHARES. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE MANAGING MEMBERS OF A7A AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (8) Shared voting power:
        SEE RESPONSE TO ITEM 7.

    (9) Sole dispositive power:
        23,914,683 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY A7. A7A IS THE GENERAL PARTNER OF A7 AND MAY BE DEEMED TO HAVE SOLE POWER TO DISPOSE OF THE SHARES. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE MANAGING MEMBERS OF A7A AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

    (10) Shared dispositive power:
         SEE RESPONSE TO ITEM 9.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     23,914,683
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     18.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

Page 5 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    ACCEL VII L.P.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    DELAWARE
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        23,914,683 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY A7. A7A IS THE GENERAL PARTNER OF A7 AND MAY BE DEEMED TO HAVE SOLE POWER TO VOTE THE SHARES. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE MANAGING MEMBERS OF A7A AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (8) Shared voting power:
        SEE RESPONSE TO ITEM 7.

    (9) Sole dispositive power:
        23,914,683 SHARES, ALL OF WHICH ARE DIRECTLY OWNED BY A7. A7A IS THE GENERAL PARTNER OF A7 AND MAY BE DEEMED TO HAVE SOLE POWER TO DISPOSE OF THE SHARES. BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE MANAGING MEMBERS OF A7A AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

    (10) Shared dispositive power:
         SEE RESPONSE TO ITEM 9.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     23,914,683
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     18.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 6 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    BREYER, JAMES W
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    UNITED STATES
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0 SHARES

    (8) Shared voting power:
        31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. BREYER IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (9) Sole dispositive power:
        0 SHARES

    (10) Shared dispositive power:
         31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. BREYER IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     31,759,207 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     24.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 7 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    COLLIGAN, JOHN C
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    UNITED STATES
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,989,783 SHARES

    (8) Shared voting power:
        0 SHARES

    (9) Sole dispositive power:
        1,989,783 SHARES

    (10) Shared dispositive power:
         0 SHARES

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1,989,783 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     1.5%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 8 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    PATTERSON, ARTHUR C
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    UNITED STATES
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0 SHARES

    (8) Shared voting power:
        31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. PATTERSON IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (9) Sole dispositive power:
        0 SHARES

    (10) Shared dispositive power:
         31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. PATTERSON IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     31,759,207 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     24.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 9 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    RANZETTA, THERESIA GOUW
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    UNITED STATES
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0 SHARES

    (8) Shared voting power:
        31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. RANZETTA IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (9) Sole dispositive power:
        0 SHARES

    (10) Shared dispositive power:
         31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. RANZETTA IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     31,759,207 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     24.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 10 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    SWARTZ, JAMES R
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    UNITED STATES
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0 SHARES

    (8) Shared voting power:
        31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. SWARTZ IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (9) Sole dispositive power:
        0 SHARES

    (10) Shared dispositive power:
         31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. SWARTZ IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     31,759,207 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     24.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 11 of 14 Pages

CUSIP No. 54908P104
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    WAGNER, J PETER
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    UNITED STATES
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0 SHARES

    (8) Shared voting power:
        31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. WAGNER IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THE SHARES.

    (9) Sole dispositive power:
        0 SHARES

    (10) Shared dispositive power:
         31,759,207 SHARES, OF WHICH 23,914,683 SHARES ARE DIRECTLY OWNED BY A7, 4,986,195 SHARES ARE DIRECTLY OWNED BY AIF3 AND 2,858,329 SHARES ARE DIRECTLY OWNED BY AI99. WAGNER IS (a) A MANAGING MEMBER OF A7A, THE GENERAL PARTNER OF A7, (b) A MANAGING MEMBER OF AIF3A, THE GENERAL PARTNER OF AIF3, AND (c) A GENERAL PARTNER OF AI99, AND AS SUCH MAY BE DEEMED TO HAVE SHARED POWER TO DISPOSE OF THE SHARES.

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     31,759,207 SHARES
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     24.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 12 of 14 Pages

Item 1. Security and Issuer.

         COMMON STOCK, $0.001 PAR VALUE PER SHARE, AND SERIES B PREFERRED STOCK, $0.001 PAR VALUE PER SHARE, OF LOYALTYPOINT, INC., A DELAWARE CORPORATION ("LOYALTYPOINT"). THE SHARES OF SERIES B PREFERRED STOCK CONVERT TO AN EQUAL NUMBER OF SHARES OF COMMON STOCK AT THE OPTION OF THE HOLDER. THE PRINCIPAL EXECUTIVE OFFICES OF LOYALTYPOINT ARE LOCATED AT 3100 FIVE FORKS TRICKUM ROAD, SUITE 401, LILBURN, GEORGIA 30047.

Item 2. Identity and Background.

        (a) THIS STATEMENT IS FILED BY:

            (i) ACCEL VII L.P., A DELAWARE LIMITED PARTNERSHIP ("A7"),

            (ii) ACCEL VII ASSOCIATES L.L.C., A DELAWARE LIMITED LIABILITY COMPANY ("A7A"), AND THE GENERAL PARTNER OF A7,

            (iii) ACCEL INTERNET FUND III L.P., A DELAWARE LIMITED PARTNERSHIP ("AIF3"),

            (iv) ACCEL INTERNET FUND III ASSOCIATES L.L.C., A DELAWARE LIMITED LIABILITY COMPANY ("AIF3A"), AND THE GENERAL PARTNER OF AIF3,

            (v) ACCEL INVESTORS '99 L.P., A DELAWARE LIMITED PARTNERSHIP
            ("AI99"),

            (vi) JAMES W. BREYER ("BREYER"), A MANAGING MEMBER OF A7A AND AIF3A AND A GENERAL PARTNER OF AI99,

            (vii) ARTHUR C. PATTERSON ("PATTERSON"), A MANAGING MEMBER OF A7A AND AIF3A AND A GENERAL PARTNER OF AI99,

            (viii) JAMES R. SWARTZ ("SWARTZ"), A MANAGING MEMBER OF A7A AND AIF3A AND A GENERAL PARTNER OF AI99,

            (ix) J. PETER WAGNER ("WAGNER"), A MANAGING MEMBER OF A7A AND AIF3A AND A GENERAL PARTNER OF AI99,

            (x) THERESIA G. RANZETTA ("RANZETTA"), A MANAGING MEMBER OF A7A AND AIF3A AND A GENERAL PARTNER OF AI99, AND

            (xi) JOHN C. COLLIGAN ("COLLIGAN"), AN AFFILIATE OF ACCEL PARTNERS.

            THE FOREGOING ENTITIES AND INDIVIDUALS ARE COLLECTIVELY REFERRED TO AS THE "REPORTING PERSONS."

        (b) THE ADDRESS OF THE PRINCIPAL BUSINESS OFFICE FOR EACH OF THE REPORTING PERSONS IS:

            ACCEL PARTNERS
            428 UNIVERSITY AVENUE
            PALO ALTO, CA  94301

        (c) (i) AI99, A7 AND AIF3 ARE INVESTMENT ENTITIES AFFILIATED WITH ACCEL PARTNERS ("ACCEL"), A VENTURE CAPITAL FIRM SPECIALIZING IN TECHNOLOGY COMPANY INVESTMENTS.

            (ii) A7A AND AIF3A ARE THE GENERAL PARTNERS OF A7 AND AIF3, RESPECTIVELY;

            (iii) BREYER, PATTERSON, SWARTZ, WAGNER AND RANZETTA ARE PARTNERS OF ACCEL; AND

            (iv) COLLIGAN IS AN AFFILIATE OF ACCEL.

            THE BUSINESS ADDRESS OF EACH REPORTING PERSON IS SET FORTH IN ITEM 2(b).

        (d) NONE OF THE REPORTING PERSONS, DURING THE LAST FIVE YEARS, HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS).

        (e) NONE OF THE REPORTING PERSONS, DURING THE LAST FIVE YEARS, WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PHOHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

        (f) SEE ITEM 6 OF THE COVER PAGE FOR EACH REPORTING PERSON.

Item 3. Source and Amount of Funds or Other Consideration.

         (a) AI99, A7 AND AIF3 PURCHASED 26,923,077 SHARES OF LOYALTYPOINT SERIES B PREFERRED STOCK ("ACCEL SHARES") DIRECTLY FROM LOYALTYPOINT FOR AN AGGREGATE PURCHASE PRICE OF $3,500,000.01. THE SOURCE OF THE FUNDS FOR THE PURCHASE OF THE ACCEL SHARES IS WORKING CAPITAL.

         (b) COLLIGAN PURCHASED 1,923,077 SHARES OF SERIES B PREFERRED STOCK DIRECTLY FROM LOYALTYPOINT ("COLLIGAN SHARES") FOR AN AGGREGATE PURCHASE PRICE OF $250,000.01. THE SOURCE OF THE FUNDS FOR THE PURCHASE OF THE COLLIGAN SHARES IS PERSONAL FUNDS.

         (c) AI99, A7, AIF3 AND COLLIGAN ACQUIRED 4,902,836 SHARES OF LOYALTYPOINT COMMON STOCK IN CONNECTION WITH THE MERGER OF BARPOINT ACQUISITION CORP., A DELAWARE CORPORATION AND WHOLLY-OWNED SUBSIDIARY OF BARPOINT.COM, INC., AND FUNDEVER, INC., A DELAWARE CORPORATION, IN WHICH THE SHARES OF FUNDEVER, INC. WERE CONVERTED INTO SHARES OF BARPOINT.COM, INC. ON APRIL 20, 2004, BARPOINT.COM, INC. CHANGED ITS NAME TO LOYALTYPOINT.



Item 4. Purpose of Transaction.

         THE SECURITIES OF LOYALTYPOINT, INC. WERE ACQUIRED BY THE REPORTING PERSONS FOR INVESTMENT PURPOSES. EXCEPT AS OTHERWISE DESCRIBED HEREIN, THE REPORTING PERSONS DO NOT HAVE ANY PLANS OR PROPOSALS WHICH RELATED TO OR WOULD RESULT IN THE ACTIONS DESCRIBED IN PARAGRAPHS (a) THROUGH
         (j) OF ITEM 4 OF SCHEDULE 13D. THE REPORTING PERSONS MAY, HOWEVER, AT ANY TIME AND FROM TIME TO TIME, REVIEW OR RECONSIDER THEIR POSITIONS WITH RESPECT TO ANY OF SUCH MATTERS. THE REPORTING PERSONS RETAIN THE RIGHT TO (a) CHANGE THEIR INVESTMENT INTENT, (b) INCREASE, DECREASE OR ENTIRELY DISPOSE OF THEIR HOLDINGS IN LOYALTYPOINT, AND (c) PURCHASE IN THE OPEN MARKET, BY TENDER OFFER OR OTHERWISE ADDITIONAL EQUITY SECURITIES OF LOYALTYPOINT.

Item 5. Interest in Securities of the Issuer.

        (a) SEE ITEM 11 OF THE COVER PAGE FOR EACH REPORTING PERSON.

        (b) SEE ITEMS 7, 8, 9 AND 10 OF THE COVER PAGES FOR EACH REPORTING
            PERSON.

        (c) NONE OF THE REPORTING PERSONS HAS ENGAGED IN ANY TRANSACTION IN LOYALTYPOINT EQUITY SECURITIES DURING THE PAST 60 DAYS.

        (d) UNDER CERTAIN CIRCUMSTANCES SET FORTH IN A7's, A7A's, AIF3's, AIF3A's AND AI99's RESPECTIVE PARTNERSHIP AGREEMENTS, THE GENERAL PARTNERS AND/OR LIMITED PARTNERS OF EACH OF SUCH FUNDS HAVE THE RIGHT TO RECEIVE DIVIDENDS FROM OR THE PROCEEDS FROM THE SALE OF THE SECURITIES OF LOYALTYPOINT, INC. OWNED BY EACH SUCH FUND.

        (e) NOT APPLICABLE.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         (a) BREYER, COLLIGAN, PATTERSON, RANZETTA, SWARTZ AND WAGNER DISCLAIM ANY BENEFICIAL INTEREST IN THE SHARES OF COMMON AND SERIES B PREFERRED STOCK OF LOYALTYPOINT HELD BY AI99, A7 AND AIF3, EXCEPT TO THE EXTENT OF THEIR PECUNIARY INTEREST THEREIN.

         (b) BREYER, PATTERSON, RANZETTA, SWARTZ AND WAGNER DISCLAIM ANY BENEFICIAL INTEREST IN, INCLUDING ANY PECUNIARY INTEREST IN, AND ANY INTEREST IN THE VOTING OR INVESTMENT POWER OF, THE SHARES OF COMMON AND SERIES B PREFERRED STOCK OF LOYALTYPOINT HELD BY COLLIGAN.

         (c) A7, AIF3, AI99, COLLIGAN AND LOYALTYPOINT ARE PARTIES TO THAT CERTAIN SERIES B PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT DATED AS OF AUGUST 12, 2004 ("STOCK PURCHASE AGREEMENT"). PURSUANT TO THE STOCK PURCHASE AGREEMENT, LOYALTYPOINT SOLD TO A7, AIF3, AI99, COLLOGAN AND ANOTHER INVESTOR AN AGGREGATE OF 30,769,231 SHARES OF SERIES B PREFERRED STOCK FOR AN AGGREGATE PURCHASE PRICE OF $4,000,000.00. THE STOCK PURCHASE AGREEMENT PROVIDES THAT THE SERIES B STOCKHOLDERS HAVE THE RIGHT TO APPOINT TWO MEMBERS TO LOYALTYPOINT'S BOARD OF DIRECTORS. THE TERMS OF THE ACQUISITION ARE MORE FULLY DESCRIBED IN THE STOCK PURCHASE AGREEMENT, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT 3.

         (d) CONCURRENT WITH THE PURCHASE OF THE SERIES B PREFERRED STOCK, A7, AIF3, AI99 AND COLLIGAN ENTERED INTO AN INVESTORS' RIGHTS AGREEMENT ("RIGHTS AGREEMENT") WITH LOYALTYPOINT, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT 4. PURSUANT TO THE RIGHTS AGREEMENT, LOYALTYPOINT GRANTED A7, AIF3, AI99 AND COLLIGAN REGISTRATION RIGHTS.

         (e) THE REPORTING PERSONS HAVE ENTERED INTO AN AGREEMENT OF JOINT FILING ATTACHED HERETO AS EXHIBIT 1 REGARDING THE JOINT FILING OF THIS
         SCHEDULE 13D.  THE AGREEMENT OF JOINT FILING IS EXECUTED PURSUANT TO
         (i) A GRANT OF POWER OF ATTORNEY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2002, AND (ii) A GRANT OF POWER OF ATTORNEY FILED WITH THIS SCHEDULE 13D AS EXHIBIT 2.

         (f) EXCEPT AS OTHERWISE DISCLOSED IN THIS SCEDULE 13D, THE STOCK PURCHASE AGREEMENT, THE RIGHTS AGREEMENT AND THE AGREEMENT OF JOINT FILING, THERE ARE NO OTHER CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS (LEGAL OR OTHERWISE), INCLUDING BUT NOT LIMITED TO, THE TRANSFER OR VOTING OF ANY OF THE SECURITIES, FINDER'S FEES, JOINT VENTURES, LOAN OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES OF PROFITS, DIVISION OF PROFITS OR LOSS, OR THE GIVING OR WITHHOLDING OF PROXIES, AMONG THE REPORTING PERSONS AND BETWEEN ANY AND/OR ALL OF THE REPORTING PERSONS AND ANY OTHER PERSON WITH RESPECT TO ANY SECURITIES OF LOYALTYPOINT, INCLUDING ANY SECURITIES PLEDGED OR OTHERWISE SUBJECT TO A CONTINGENCY THE OCCURRENCE OF WHICH WOULD GIVE ANOTHER PERSON VOTING POWER OR INVESTMENT POWER OVER SUCH SECURITIES.

Item 7. Material to be Filed as Exhibits.

         EXHIBIT 1:  AGREEMENT OF JOINT FILING
         EXHIBIT 2:  GRANT OF POWER OF ATTORNEY
         EXHIBIT 3:  SERIES B PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT
         EXHIBIT 4:  INVESTORS' RIGHTS AGREEMENT

Page 13 of 14 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ACCEL INVESTORS '99 L.P.
                                      ACCEL VII L.P.
                                      ACCEL VII ASSOCIATES L.L.C.
                                      ACCEL INTERNET FUND III L.P.
                                      ACCEL INTERNET FUND III ASSOCIATES L.P.

Date: 08/23/2004                      /s/ TRACY L. SEDLOCK
                                      Name:  TRACY L. SEDLOCK
                                      Title: ATTORNEY-IN-FACT FOR
                                             ABOVE-LISTED ENTITIES


                                      JAMES W. BREYER
                                      ARTHUR C. PATTERSON
                                      JAMES R. SWARTZ
                                      J. PETER WAGNER
                                      THERESIA G. RANZETTA
                                      JOHN C. COLLIGAN

Date: 08/20/2004                      /s/ TRACY L. SEDLOCK
                                      Name:  TRACY L. SEDLOCK
                                      Title: ATTORNEY-IN-FACT FOR ABOVE
                                             LISTED INDIVIDUALS


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 14 of 14 Pages